EXHIBIT H-1-b


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      :      )

Allegheny Power System, Inc., et al.
Notice of Continuation of Short-Term Borrowings;
Continuation of Allegheny Power System Money Pool


            Allegheny Power System, Inc., a registered holding company, (hereinafter "APS"), together with its affiliates, Monongahela Power Company ("Monongahela"), The Potomac Edison Company ("Potomac Edison"), West Penn Power Company ("West Penn"), Allegheny Power Service Corporation ("APSC"), and Allegheny Generating Company, ("AGC"), has filed a post-effective amendment to an Application or Declaration pursuant to Sections 6, 7, 9(a), 10 and 12 of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 43 and 45 thereunder.

            The proposed transaction involves (a) the continuation of short-term financing programs for Allegheny Power System, Inc. ("Allegheny"), New York, New York, a registered holding company, together with its wholly-owned public-utility subsidiary companies, Monongahela Power Company ("Monongahela"), Fairmont, West Virginia; The Potomac Edison Company ("Potomac Edison"), Hagerstown, Maryland; and West Penn Power Company ("West Penn"), Greensburg, Pennsylvania for the period December 31, 1995 to December 31, 1997, and the continuation of both the short-term financing program and the borrowing program (including guarantees of such borrowings as hereinafter described) under a Revolving Credit Agreement for Allegheny Generating Company ("AGC"), New York, New York, a wholly-owned electric generating subsidiary company of Monongahela, Potomac Edison and West Penn, for the period December 31, 1995 to December 31, 1997 and (b) the continuation of the Allegheny Power System Money Pool for the period December 31, 1995 to December 31, 1997 by Allegheny, Monongahela, Potomac Edison, and West Penn, together with another wholly-owned subsidiary of Allegheny, Allegheny Power Service Corporation ("APSC"), Greensburg, Pennsylvania, as Agent and Administrator of the Money Pool, together with AGC. (Each of the above-named companies is sometimes herein called an "Applicant", and collectively are sometimes referred to as "Applicants.") The short-term financing programs, the borrowing program and the Money Pool were previously authorized by orders dated January 29, 1992, February 28, 1992, July 14, 1992, and November 5, 1993 (HCAR Nos. 25462, 25481, 25581, and 25919, respectively) ("Prior Orders").

      A.    Short-Term Debt Programs

      Allegheny, Monongahela, Potomac Edison, West Penn, and AGC hereby request that from December 31, 1995 to December 31, 1997, the exemption from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935 afforded to them by the first sentence of Section 6(b), which had previously been granted in the Prior Orders, be continued. Allegheny, Monongahela, Potomac Edison, West Penn, and AGC request that their prior authorization be continued to the extent necessary to cover the issuance of
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short-term debt in aggregate amounts not to exceed the following amounts outstanding at any one time for each of the following Applicants:

            Allegheny                   $165 Million
            Monongahela                  100 Million
            Potomac Edison               115 Million
            West Penn                    170 Million
            AGC                           75 Million

      (1)   Bank Lines of Credit


            Allegheny and its affiliates, Monongahela, Potomac Edison, and West Penn, have established bank lines of credit for short-term borrowings as follows:

      Chemical Bank                                 $ 30 million
            New York, NY

      Citibank, N.A.                                $ 20 million
            New York, NY

      Pittsburgh National Bank                      $ 30 million
            Pittsburgh, PA

      Swiss Bank                                    $ 20 million
            New York, NY

      J. P. Morgan Bank                             $ 20 million
            Wilmington, DE

      Mellon Bank                                   $ 20 million
            Pittsburgh, PA

      NationsBank of North Carolina                 $ 15 million
            New York, NY

      The Bank of Nova Scotia                       $ 15 million
            New York, NY

      Credit Suisse                                 $ 10 million
            New York, NY

      Bank of New York                              $ 10 million
            New York, NY

      Sanwa Bank                                    $ 10 million
            New York, NY

      Integra Bank                                  $ 10 million
            Pittsburgh, PA

      Huntington Bank                               $ 10 million
            Charleston, WV

      Southwest Bank                                $  5 million
            Greensburg, PA

            Allegheny and its affiliates have agreed to pay for each of the lines of credit above an annual cash fee no greater than 10 basis points on all or the balance of the line of credit.

      (2)   Notes to Banks and Commercial Paper


            Allegheny, Monongahela, Potomac Edison, and West Penn each propose to borrow short-term funds through the issuance of notes to banks and dealers in commercial paper in aggregate amounts not to exceed the following amounts outstanding at any one time:

            Allegheny                   $165 Million
            Monongahela                 $100 Million
            Potomac Edison              $115 Million
            West Penn                   $170 Million

It is proposed that such notes and commercial paper will be issued from time-to-time prior to December 31, 1997 provided that no such notes or commercial paper shall mature after June 30, 1998.

            Each note payable to a bank will be dated as of the date of the borrowing which it evidences, will mature not more than two hundred-seventy
(270) days after the date of issuance or renewal thereof, will bear interest at a mutually agreed upon rate, provided that the effective rate for any 30-day period, on an annualized basis, will not exceed prime plus 2 percentage points and may or may not have prepayment privileges. Each note payable shall have such other terms and be subject to such other conditions as are set forth in the initial Application or Declaration at this file number. It is estimated that the maximum aggregate amount of any short-term borrowings on behalf of Allegheny and its affiliates (but not including AGC) at any one time outstanding, when taken together with any commercial paper then outstanding and funds borrowed by such affiliates under the Money Pool, will not be in excess of $550 million.

            The commercial paper will be in the form of promissory notes and will be of varying maturities, with no maturity more than 270 days after the date of issue. The commercial paper shall have such other terms and be subject to such other conditions as are set forth in the initial Application or Declaration at this file number.

            Allegheny, Monongahela, Potomac Edison, and West Penn hereby also request authority to continue to file Certificates under Rule 24 with respect to the issuance and sale of short-term debt hereafter consummated pursuant to this Application or Declaration on a semiannual basis.

      (3)   AGC Commercial Paper Program


            AGC hereby requests that the exemption from the provisions of
Section 6(a) of the Public Utility Holding Company Act of 1935 afforded to it by the first sentence of Section 6(b) and previously granted in the Prior Orders be continued from December 31, 1995 to December 31, 1997 to the extent necessary to cover the issuance of commercial paper in an amount up to $75 million.

            It is proposed that commercial paper notes will be issued by AGC from time to time prior to December 31, 1997. The terms and conditions of the Commercial Paper Program will remain the same as those contained in the original Application or Declaration at this file number, as amended.

            AGC's commercial paper is backed by a funding commitment through a $50 million Revolving Credit Agreement dated as of May 15, 1985, with a group of seven banks (the "Revolving Credit Agreement"). AGC is seeking to continue its borrowing authority under the Revolving Credit Agreement through December 31, 1997 and is seeking permission to establish through December 31, 1997 a line of credit of up to $25 million, but only if necessary and if the Revolving Credit Agreement is not sufficient. The Revolving Credit Agreement provides for a credit facility pursuant to which promissory notes ("Notes") may be issued in the maximum aggregate principal amount of $50 million. The Notes will have a maturity of no later than December 31, 1998. The Agreement provides that the lending banks may extend the maturity of the Notes for one-year periods. In order to extend the maturity date of the Notes beyond December 31, 1998, however, AGC must seek further Commission authorization. Total AGC debt outstanding, including the Revolving Credit Agreement, this commercial paper issuance, and a $25 million line of credit, but not including the Debentures and Medium Term Notes authorized previously by the Commission at File Nos. 70-7246, and 70-7548, will not at any time exceed $75 million.

            Monongahela, Potomac Edison, and West Penn, severally and not jointly, guarantee 27%, 28%, and 45%, respectively, of the amount due the banks from AGC pursuant to the Revolving Credit Agreement. Monongahela, Potomac Edison, and West Penn request authority to extend their guarantees through December 31, 1997.

            AGC hereby also requests authority to continue to file Certificates under Rule 24 with respect to the issuance and sale of short-term debt hereafter consummated pursuant to this Post-Effective Amendment on a semiannual basis.

      B.    Money Pool


            Applicants hereby seek to continue the Allegheny Power System Money Pool from December 31, 1995 to December 31, 1997. The operation of the Money Pool is designed to match, on a daily basis, the available cash and short-term borrowing requirements of the Applicants, thereby minimizing the need for short-term borrowings to be made by the Applicants from external
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sources.  Allegheny is a participant in the Money Pool only insofar as it has funds available for lending through the Money Pool. Allegheny may not borrow from the Money Pool. AGC will be allowed to borrow from, but not invest in, the Money Pool. Other characteristics of the Money Pool are described in the initial Application or Declaration at this file number.

            The Applicants believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Pool will generally be higher than the typical yield on short-term investments.

      C.    Application of Proceeds


            Allegheny may use the proceeds of its proposed short-term borrowings to acquire common stock of its subsidiaries and for other general corporate purposes including the financing of construction and property acquisitions. Allegheny may also make capital contributions to its direct and advances to its indirect subsidiaries or other types of loans to its subsidiaries.

            Neither Allegheny nor any subsidiary thereof currently has an ownership interest in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") as defined in Sections 32 or 33 of the Act. However, some of the proceeds from the financing transactions proposed herein may be used by Allegheny as a capital contribution to a nonutility subsidiary which could acquire an interest in an EWG or a FUCO. Neither Allegheny nor any subsidiary thereof currently or as a consequence of the transactions proposed herein will be a party to, or has any rights under, a service, sales, or construction agreement with an EWG or a FUCO.

            In addition, Allegheny may use the proceeds of such proposed borrowings to repurchase shares of Allegheny common stock in order to fund its Dividend Reinvestment and Stock Purchase Plan and Employee Stock Option and Stock Purchase Plan in lieu of issuing additional new shares of common stock pursuant to such plans. When it is determined by Allegheny which of the foregoing possible applications of proceeds it will make, and if such application requires further action by the Commission, Allegheny will make such further filings with the Commission as are necessary.

            Monongahela, Potomac Edison, and West Penn will each use the proceeds of their proposed short-term borrowings to operate their respective business as an electric utility company, including the financing of construction and property acquisitions. AGC will use the proceeds of its proposed short-term borrowings to operate its business as an electric generating company, including the financing of construction projects.

            Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.
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            The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their
views in writing by               , 1995, to the Secretary, Securities and
Exchange Commission, Washington, DC 20549, and serve a copy on the Applicants at the addresses specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

            For the Commission, by the Division of Investment Management, pursuant to delegated authority.